UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 10, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/MF): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

STRATEGIC PLAN 2025-2027 AND PROJECTIONS UPDATE (GUIDANCE)

TIM S.A. (“Company” or “TIM”) (B3: TIMS3; NYSE: TIMB), in compliance with Article 157 of Law No 6,404 and the provisions of CVM Resolution N. 44, hereby informs its shareholders, the market in general and all the interested party on the projections update for the 2024-2026 Strategic Plan, both for short and mid-term goals.

In 2024, TIM achieved a robust performance amidst a dynamic environment, successfully overcoming challenges and leveraging its strengths to meet all targets (as presented in the table below). Such results were achieved with a focus on the execution of the strategy that is based on four pillars (Mobile, B2B, Broadband and Efficiency) and is conducted in a manner oriented towards people, society and environment.

Projections x Results 2024
Indicator	Short Term Projection	Result
Revenue	Service Revenue Growth (YoY): 5% - 7%	+6.4% Y/Y
EBITDA	EBITDA Growth (YoY): 7% - 9%	+8.0% Y/Y
Investments (Capex)	Capex Nominal: R$ 4.4 Bln – 4.6 Bln	R$ 4.55 Bln
Operating Cash Flow (EBITDA-AL minus Capex)	EBITDA-AL growth minus Capex (YoY): Double-Digit	+22,9% A/A
Shareholder Remuneration	~R$ 3.5 Bln	R$ 3.5 Bln (R$ 1.45 bln in IoC [1]e R$ 2.05 bln in dividends[2])

The year was marked by robust cash generation, resulting from consistent financial and operational results. We delivered service revenue growth above inflation, with expansion of EBITDA and Operating Cash Flow margins, in addition to a robust net profit growth and shareholder remuneration.

[1] Interest on Equity

[2] Subject to approval at the Annual General Meeting to be held on March 27, 2024.

At this moment, TIM is also updating its three-year plan, adjusting the strategy to Brazil's macro-economic and sector environment. So we evolve our four pillars to continue in our path to create the Next Generation TIM:

•	Mobile: where TIM generates most of its results and where it aspires to be the preferred operator for customers. We approach this pillar by segmenting our actions under the 3Bs framework: Best Network, Best Offer, Best Service.
•	B2B: the Company is shaping a new IoT[3] market with connectivity and services to address an exponential growth opportunity;
•	Broadband: where TIM operates using a selective approach focus on efficiency and quality, while keeping future options open;
•	Efficiency: the Company regards this pillar as fundamental to its operations, executing all actions with stringent discipline in capital and resources allocation.

The scenario foresees sustainable growth in Service Revenues and EBITDA expansion with margin improvement. Which in combination with efficient investments in new technologies will drive TIM's Operating Cash Flow to continuously expand. The latter will allow the company to evolve its shareholder remuneration strategy and reinvest in growth areas such as B2B and Digital Ecosystem.

In the table below, TIM highlights the new short and medium-term goals for the 2025-2027 three-year period, replacing the previous ones.

Projection 2025 - 2027
Objectives	Short-term 2025	Mid-term (Until 2027)

Revenue	Service Revenue Growth: ~5% (YoY)	Service Revenue Growth: ~5% (CAGR 24-27)
EBITDA	EBITDA Growth : 6% - 8% (YoY)	EBITDA Growth: 6% - 8% (CAGR 24-27)
Investments (Capex)	Nominal Capex: R$ 4.4 Bln – 4.6 Bln	Nominal Capex: R$ 4.4 Bln – 4.6 Bln (per year)
Operating Cash Flow (EBITDA-AL[4] minus Capex)	EBITDA-AL growth minus Capex: 14% - 16% (YoY)	EBITDA-AL growth minus Capex: 11% - 14% (CAGR 24-27)
Shareholder Remuneration[6]	R$ 3.9 Bln – 4.1 Bln	∑ 25 – 27: R$ 13.5 Bln – 14 Bln

[3] Internet of Things

[4] EBITDA-AL: Earnings Before Interests, Taxes, Depreciation and Amortization After Leases. The indicator reflects EBITDA discounted from lease payments

6 Including dividends and JSCP; Subject to business performance and resolution of the Board of Directors and General Shareholders' Meeting.

Notes:

• The numbers considered for the projections take into account normalizations for non-recurring effects.

• Investments exclude possible 3rd license renewals or new frequency auctions.

Rio de Janeiro, February 10th, 2025.

TIM S.A.
Alberto Mario Griselli Chief Executive Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 10, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer